[KUMMER KAEMPFER BONNER RENSHAW & FERRARIO LETTERHEAD]

September 22, 2005

Mr. Owen Pinkerton
Mr. David H. Roberts
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	Virgin River Casino Corporation, RBG, LLC and B & B B, Inc. (collectively, the "Company") Pre-Effective Amendment No. 5 to Form S-4 filed September 22, 2005 File No. 333-123179

Dear Messrs. Pinkerton and Roberts:

        The Company has received and reviewed the comments in the letter of the United States Securities and Exchange Commission (the "Commission") staff (the "Staff") dated September 20, 2005. The purpose of this letter is to provide the Company's response to those comments, most of which are contained in the Company's Pre-Effective Amendment No. 5 (the "Amendment") to the referenced Registration Statement on Form S-4, which the Company is filing with the Commission concurrently herewith.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

1.
You state that you "plan to spend approximately $20.0 million in capital expenditures beginning in the second half of 2005, to expand the CasaBlanca by adding a 245-room hotel tower and convention center." Please revise to provide a more detailed discussion regarding this planned hotel tower and convention center. This discussion should include, but not be limited to, the estimated time of completion and whether you have any firm commitments in place regarding the construction.

        The Company has provided additional information regarding the planned hotel tower and convention center on page 41 of the Amendment.

Management, page 80

Executive Compensation, page 81

2.
Under footnote 1, you state that Mr. Black "has advised you that his salary will not exceed industry standards." Please revise to discuss what you mean by "industry standards" and what this means with respect to his current salary. For example, are there any limits established by the Board of Directors regarding the level of his annual salary. Finally, please disclose whether there are any plans to nominate additional directors to your Board of Directors or to establish a Compensation Committee.

        The Company has revised footnote 1 on page 82 of the Amendment to add that: (i) Mr. Black's compensation from the Company, including management fees and salary will not exceed what Mr. Black believes to be the typical compensation paid to chief executive officers of Nevada based gaming companies of similar size, (ii) Mr. Black believes the current level of his compensation is consistent with that standard, and (iii) the Company's boards of directors have not otherwise limited the amount of compensation the Company may pay Mr. Black. The Company has further disclosed on page 83 of the Amendment that no additional directors are expected to be added to the Company's board of directors prior to an anticipated reorganization and the Company does not currently expect that a compensation committee will ever by appointed.

3.
Where you discuss the management fees payable to Mr. Black, please briefly define EBITDA as that term is defined in the indentures. In addition, please disclose in footnote (1) the amount of management fees recorded during 2005 to Mr. Black.

        The Company has revised footnote 1 on page 82 of the Amendment to add a definition of EBITDA and to disclose the management fees recorded for the six months ended June 30, 2005.

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        If you have any questions or require additional information, please do not hesitate to contact the undersigned at the telephone number listed above.

Sincerely,
KUMMER KAEMPFER BONNER & RENSHAW
/s/ Sherwood Cook
Sherwood N. Cook

SNC/mw
cc: Curt Mayer